DLA Piper US LLP
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New York, New York 10020-1104
www.dlapiper.com

June 07, 2007
Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AuthenTec, Inc.
Amendment No. 2 to Registration Statement
on Form S-1 Filed May 18, 2007
File No. 333-141348
Dear Ms. Fisher:
     On behalf of AuthenTec, Inc. (the “Company”), we hereby submit to you Amendment No. 3 to the Company’s above-referenced Registration Statement on Form S-1 reflecting changes made in response to the Staff’s comment letter dated June 5, 2007.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the June 5, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.
Prospectus Summary
     1. We note your response to prior comment 5. Please expand your disclosure about the survey data your committee acquired. For example, please describe the number of semiconductor companies these surveys covered and how your committee considered the two surveys compared to the 17 recently public companies. Please identify the 17 technology companies that have completed their initial public offerings in the past three to four years whose data your compensation committee considered.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831, Nancy A. Spangler at (703) 773-4021 or Tony Saur at (212) 335-4688.

Securities and Exchange Commission
June 07, 2007
Page Two
Very truly yours,
/s/ John E. Depke
John E. Depke